September 5, 2024

Michael Sabel
Chief Executive Officer
Venture Global, Inc.
1001 19th Street North, Suite 1500
Arlington, VA, 22209

       Re: Venture Global, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 8, 2024
           CIK No. 0002007855
Dear Michael Sabel:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary
Our Company, page 1

1. Please provide the basis for your statement "Venture Global has fundamentally reshaped the development and construction of liquefied natural gas production," or state that it is your belief.
2. Please revise to clarify that none of your projects has commenced commercial operations.
3. Please explain you are a holding company with no operations of your own, and you rely on your operating subsidiaries to generate revenues. Please also revise to include a diagram of your corporate and ownership structure following the reorganization transactions.
 September 5, 2024
Page 2
Our Strengths, page 5

4. We note you state your management team possesses deep experience across all parts of the LNG industry with a proven development and operational track record. However, you provide on page 50 you have limited experience with managing and operating an LNG tanker fleet. Please revise to clarify this discrepancy. Additionally, please address where appropriate whether your management team has experience managing a public company.
Our Business And Growth Strategies, page 8

5. Please revise your disclosure to clarify you have a limited operating history and did not generate any revenues prior to 2022.
Risk Factors
You may be diluted by the future issuance of additional Class A common stock, including in connection with our incentive plans, acquisitions, page 81

6. Please revise to address the dilution risks related to future issuances of Class A common shares upon conversion of the Class B common stock.
Use of Proceeds, page 92

7. You disclose that you intend to use the net proceeds of this offering for general corporate purposes. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. In that regard, we note your disclosure on page 118 that you believe that your current cash and cash equivalents, borrowing capacity under your existing credit facilities, the expected proceeds from sales of LNG at your projects and the net proceeds from this offering will provide you with sufficient liquidity for at least the next 12 months, and will enable you to fund your continuing operations, your upcoming LNG tanker milestone payments and your expected pre-FID capital expenditures with respect to the CP2 Project, the CP3 Project and the Delta Project. See Item 504 of Regulation S-K. Dividend Policy, page 93

8. We note your disclosure here that the Company and, prior to the Reorganization
       Transactions, VGLNG, has not declared or paid any cash dividends since inception. However, we also note your disclosure on page 80 that you cannot guarantee
       that you will pay dividends on your Class A common stock in the future. Please revise to clarify whether you currently intend to pay cash dividends in the foreseeable future. Refer to Item 201 of Regulation S-K.
Management's Discussion and Analysis
Financial Operations Overview, page 103

9. We note that you include a parenthetical notation on the cost of sales line item on page F-
       5 indicating the measures exclude "items shown separately below" although it is unclear whether you were intending to indicate that all of the other amounts shown on the line items that follow the measure would be fully attributable to cost of sales in accordance with GAAP. The specific amounts attributable to though excluded from cost of sales should be apparent from your disclosures.
 September 5, 2024
Page 3

       If all of the amounts in the line items that follow the measure are not attributable to cost of sales, please either report the attributable amounts separately or specify the excluded amounts in the parenthetical. Please modify your description of cost of sales on page 105 and any associated disclosures pertaining to the excluded amounts as necessary to clarify.
       Please also include corresponding information under Note 2 to the financial statements.
Results of Operations
Revenue, page 107

10. We note your disclosure indicating the increase in revenues for 2023 compared to 2022 is
       "due to the capitalization of proceeds from test LNG sales during the year ended
       December 31, 2022 of $1.8 billion, with no capitalization during the year ended
       December 31, 2023." Given your accounting policy of booking test LNG sales against the property account, unless you are indicating the 2022 offset was reversed in 2023, it is unclear why these would be referenced in your discussion and analysis of the increase in revenues, as this should be based on the revenue amounts reported in your financial statements.

       For example, it appears that you should quantify and discuss the time during which the facilities were considered to be in service during 2023 compared to 2022, and indicate the extent to which the increase was attributable to changes in volumes, and separately to changes in prices, to comply with Item 303(b)(2)(iii) of Regulation S-K. Please also ensure that these disclosures are based on production that correlates with the revenues reported in your financial statements. Your disclosure pertaining to revenue of the
       Calcasieu Pass Project segment on page 114 should be similarly revised.

       However, if you have reversed the prior offset, as one interpretation of your present disclosure would suggest, please further clarify and explain your rationale. Otherwise, we suggest that you reposition details concerning the test LNG sales booked against the property account (to include details of the associated production), as necessary to clearly distinguish this information from your discussion and analysis of revenue and the production that is associated with revenue.
11. Please expand your disclosure stating that you began generating revenue in the first quarter of 2022 through the production and sale of commissioning cargos of LNG from the Calcasieu Project to summarize the difficulties that have inhibited advancement to commercial operations and declaration of the COD, as described on page
144. Please
       discuss your expectations regarding the timeline for resolution and commencement of sales under the long-term agreements.
Intellectual Property, page 179

12. We note your disclosure on page 45 that the natural gas liquefaction system and mid-scale design you utilize at your projects are the first of such sized modules developed by you and Baker Hughes. Please revise to disclose any intellectual property rights owned by you in your liquefaction system and design.
 September 5, 2024
Page 4
Executive Employment Agreements, page 195

13. We note your disclosure that prior to becoming a public company, you intend to enter into employment agreements with each of your NEOs which will provide for compensation and benefits, including severance protections, typical of those provided to executive officers of a public company, the terms of such agreements will be described following entry into the agreements. Please file these employment agreements as exhibits to your registration statement when available.
Forum Selection, page 215

14. We note that you disclose here and on page 84 that the federal district courts of the United
       States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States.
       Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities
       Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
       Act.
Financial Statements, page F-4

15. Please address the interim financial statement requirements in Article 3 of Regulation S-
       X.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

16. We note your disclosures explaining that capacity produced "after an LNG project reaches commercial operations" will be sold under long-term 20-year SPAs, which will commence on the declaration of COD as defined in your contracts. However, you also state "COD has not yet occurred for any of our LNG projects."

       Given that report $7.9 billion in revenues for 2023 and $6.4 billion for 2022, it appears that you should expand your disclosure to further clarify why production during these periods does not represent "commercial operations" based on standard definitions, if this is your view, and to clarify how differentiation based on this quality has been correlated with the duration or type of the contract.

       Please also explain how the status of the facilities described on page 144 correlates with your characterization of the operations.
 September 5, 2024
Page 5
Exhibits

17. Please file the following agreements as exhibits to your registration statement or tell us why you believe they are not required to be filed.

                Baker Hughes Master Agreement
                Calcasieu Pass Credit Facilities
                Calcasieu Common Terms Agreement
                Calcasieu Pass Senior Secured Notes and related Indentures Plaquemines Credit Facilities
                Plaquemines Common Terms Agreement
                VGCP Senior Secured Notes and related Indentures
                VGLNG Management Services Agreement
                Venture Global Management Services Agreement

       Refer to Item 601(b)(10) of Regulation S-K.
General

18. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact a staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

       Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Marcel Fausten